SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)

                  Securities and Exchange Commission
                        Washington, D.C. 20549


                       LifeQuest Medical, Inc.
                           (Name of Issuer)
            Common Stock                             53 1928109
   (Title of Class of Securities)                  (CUSIP Number)

             John A. Schmit, Renaissance Capital Group, Inc.
    8080 N. Central Expressway, Suite 210, LB 59, Dallas, TX 75206
                               (214) 891-8294

       (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                             November 19, 1998
       (Date of Event which Requires Filing of this Statement)

1.   Names of Reporting Person's S.S. or I.R.S. Identification No.

     a.   Renaissance Capital Growth & Income Fund III, Inc.     75-2533518
     b.   Renaissance US Growth & Income Trust, PLC                 3150876


2.   Check the Appropriate Box if a Member of a Group
     (a)  X
     (b)

3.   SEC Use Only
                   -----------------------------------------------------------

4.   Source of Funds     PF

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items

     2(d) or 2(e)    None

6.   Citizenship or Place of Organization

      a.    Texas
      b.    England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With:
------------------------------------------------------------------

7.    Sole voting Power          (a) 1,400,000      (b) 1,400,000

8.    Shared Voting Power            0


9.    Sole Dispositive Power     (a) 1,400,000      (b) 1,400,000


10.   Shared Dispositive Power       0



11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      a.    1,400,000
      b.    1,400,000

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      N/A

13.   Percent of Class Represented by Amount in Row (11)
                     (a)16.5%        (b) 16.5%

14.   Type of Reporting Person   IV


                  Securities and Exchange Commission
                    Schedule 13D (Amendment No. 2)


Item 1.    Security and Issuer
           -------------------

       Security:     Series B Cumulative Convertible Preferred Stock, $.001 Par
                     Value


       LifeQuest Medical, Inc.                                        Company
       12961 Park Central, Suite 1300
       San Antonio, Texas 78216

Item 2.   Identity and Background
          -----------------------

               a., b., c.

        Renaissance Capital Growth &Income Fund III, Inc.             Filer
        8080 N. Central Expressway, LB 59, Suite 210
        Dallas, Texas 75206

        Renaissance US Growth & Income Trust, PLC                     Filer
        8080 N. Central Expressway, LB 59, Suite 210
        Dallas, Texas 75206

        Renaissance Capital Group, Inc.         Investment Advisor to Filer
        8080 N. Central Expressway, LB 59, Suite 210
        Dallas, Texas 75206

        Renaissance Capital Growth & Income Fund III, Inc. is a Texas corporation, was organized as a business development company under the Investment Company Act of 1940, and is traded on the NASDAQ National Market System.

        Renaissance US Growth & Income Trust, PLC, a public limited company was organized under the laws of England and Wales and is traded on the London Stock Exchange.

        Renaissance Capital Group, Inc., a Texas corporation, is the Investment Advisor to Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth & Income Trust, PLC and is responsible for the administration of Filer's investment portfolio.

   d.   None
   e.   None
   f.   Texas, England and Wales

Item 3.    Source and Amount of Funds or Other Consideration
           -------------------------------------------------


        The Filers' source of funds for this transaction came exclusively from the Filers' investment capital. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a private placement.


Item 4.    Purpose of Transaction
           ----------------------

        The purpose of the acquisition of these securities for Renaissance Capital Growth & Income Fund III, Inc. was as an investment in accordance with its election as a Business Development Company under the Investment Act of 1940. The purpose of the acquisition of these securities for Renaissance US Growth & Income Trust, PLC was as an investment in accordance with its investment strategy of investing in smaller United States public companies.


Item 5.    Interest in Securities of the Issuer
           ------------------------------------

       a. On December 19, 1997, Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth & Income Trust, PLC purchased 9% Convertible Debentures due December 19, 2004 in the aggregate principal amount of $3,000,000, and 250,000 shares of the Company's Common Stock. The conversion price was subsequently amended to $2.00 per share, subject to adjustment.

           On August 11, 1998, Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth & Income Trust, PLC purchased 1,000 shares of the Company's Series A Cumulative Convertible Preferred Stock, $.001 Par Value, at the aggregate purchase price of $1,000,000. The initial conversion price is $2.00 per share.

           On November 19, 1998, Renaissance Capital Growth & Income Fune III, Inc. and Renaissance US Growth & Income Trust, PLC purchased from the Company 1,000 shares of Series B Cumulative Convertible Preferred Stock, $.001 Par Value, at the aggregate purchase price of $1,000,000. The initial conversion price is $2.oo per share.

       b.  Renaissance Capital Growth & Income Fund III, Inc.   1,400,000 shares
           Renaissance US Growth & Income Trust, PLC            1,400,000 shares

       c.  None.

       d.  Not applicable.

       e.  Not applicable.

Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of the Issuer
            ----------------------------------------------------------

        Not applicable.

Item 7.    Persons Retained, Employed or to be Compensated
           -----------------------------------------------

        Not applicable.

Item 8.    Material to be Filed as Exhibits
           --------------------------------

        Not applicable.


   After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.


Dated:  November 25, 1998

               RENAISSANCE CAPITAL GROWTH & INCOME FUND III, Inc.


               By:          /s/ Russell Cleveland
                           -----------------------------------------------
                           Russell Cleveland, President

               RENAISSANCE US GROWTH & INCOME TRUST, PLC


               By:         /s/ Russell Cleveland
                           -----------------------------------------------
                           Russell cleveland, Director